UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Neurogen Corporation
(Name of Issuer)

Common Stock, par value $0.025 per share
(Title of Class of Securities)

64124E106
(CUSIP Number)

Lawrence A. Fox
Vice President
Assistant General Counsel & Assistant Secretary
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
212-573-2323

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 64124E106

1. Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
Pfizer Inc. 13-5315170

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3. SEC Use Only ........................................................................................

4. Source of Funds (See Instructions) ......WC..................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power.. 2,846,000...........................
8. Shared Voting Power ............................................
9. Sole Dispositive Power 2,846,000 ........................
10. Shared Dispositive Power ..................................

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 2,846,000.............

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)    4.2%

14. Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer
Common Stock, $0.025 par value of Neurogen Corporation, 35 Northeast Industrial Road, Branford, CT 06405

Item 2. Identity and Background
(a) Pfizer Inc.
(b) 235 East 42nd Street, New York, New York 10017
(c) pharmaceuticals
(d) No
(e) No
(f) Delaware, USA

Item 3. Source and Amount of Funds or Other Consideration
Working Capital $13,750,000

Item 4. Purpose of Transaction
Investment.

(a) - (j) none

Item 5. Interest in Securities of the Issuer
(a) 2,846,000 shares of Common Stock, $0.025 par value; 4.2%
(b) Sole power to vote and dispose of 2,846,000 shares
(c) none
(d) none
(e) As the result of the issuance of shares of common stock to third parties by Neurogen Corporation on July 25, 2008, Pfizer Inc. ceased to be the beneficial owner of more than five percent of Neurogen's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7. Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2008
Date

Signature /s/ Lawrence A. Fox
Lawrence A. Fox, Vice President, Assistant General Counsel and Assistant Secretary, Pfizer Inc.
Name/Title

Attention: Intentional misstatements or omissions of fact
Constitute Federal criminal violations (See 18 U.S.C. 1001)